Bionomics Limited

5 July 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

04035675

JUL 19 2004

WASH. D.C.

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

PROCESSED
JUL 21 2004
THOMSON
FINANCIAL

7/21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Christopher Henney
Date of last notice	6 November 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 July 2004
No. of securities held prior to change	300,000 Unlisted Options 286,566 Listed Ordinary Shares
Class	As Above
Number acquired	Nil
Number disposed	300,000 Unlisted Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	286,566 Listed Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of Unlisted Options.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Bionomics Limited

5 July 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC JUL 19 2004 181 WASH, D.C.

<u>Re: Bionomics Limited - File number 82-34682</u>

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eric Fraser Ainsworth
Date of last notice	16 April 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	CA Ainsworth 65,143 Listed Ordinary Shares 4,072 Listed options JE Ainsworth 2,858 Listed Ordinary Shares 179 Listed Options MJ Ainsworth 2,858 Listed Ordinary Shares 179 Listed Options
Date of change	5 July 2004
No. of securities held prior to change	Direct:1,000,000 Unlisted Options 158,540 Listed Ordinary Shares 9,909 Listed Options Indirect: 70,859 Listed Ordinary Shares 4,430 Listed Options as detailed above
Class	As Above
Number acquired	Nil
Number disposed	**Direct** 1,000,000 Unlisted Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

+ See chapter 19 for defined terms.

No. of securities held after change	EF Ainsworth: 158,540 Listed Ordinary Shares 9,909 Listed Options Indirect: 70,859 Listed Ordinary Shares 4,430 Listed Options as detailed above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of Unlisted Options.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Bionomics Limited

5 July 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Maddern
Date of last notice	6 November 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 July 2004
No. of securities held prior to change	481,494 Listed Ordinary Shares 300,000 Unlisted Options
Class	As Above
Number acquired	Nil
Number disposed	300,000 Unlisted Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	481,494 Listed Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of unlisted options.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Bionomics Limited

5 July 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per. Jill Mashado
Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
5 JULY 2004

BIONOMICS ION CHANNEL PATENT APPLICATION ACCEPTED IN NEW ZEALAND

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) today announced that its patent application that discloses a link between a nicotinic acetylcholine receptor ion channel subunit and human epilepsy has been accepted in New Zealand. The patent application will be officially granted at the conclusion of a four-month period, if no oppositions are filed.

The nicotinic acetylcholine receptor subunit covered by the accepted patent application has been associated with a form of human inherited epilepsy known as autosomal dominant nocturnal frontal lobe epilepsy (ADNFLE). The accepted patent application extends to any gene variations in a functionally important part of the subunit that give rise to epilepsy, and covers drug discovery and development activities, animal models and diagnostic applications. The accepted patent application will cover Bionomics' future ionX®-driven drug discovery programs that target the nicotinic acetylcholine receptor and animal models currently under development by Bionomics.

"The acceptance of this patent application in New Zealand represents the first of our broad patent applications arising from our ion channel gene discoveries to be accepted by a patent office," said Dr Deborah Rathjen, CEO and Managing Director of Bionomics Limited. "This represents recognition of the novelty of our gene discoveries and provides us with a sound basis to continue to pursue our commercialisation goals. Bionomics has related patent applications under examination in other markets."

This patent, when granted, will represent the first patent in Bionomics' intellectual property portfolio granted outside of Australia. Bionomics presently has a total of 57 patents and patent applications under progress in key pharmaceutical markets, covering over 600 genes, drug screening methods and diagnostic methods.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in central nervous system disorders (CNS) and cancer. These

diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

For more information about Bionomics, visit www.bionomics.com.au

About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

About Anxiety

Anxiety affects 9.7% of Australians (approximately 2 million people), and affects Australian women at a higher rate than Australian men. In the United States, which represents a large market for anxiolytic drugs, anxiety affects 19 million people. In both Australia and the United States, anxiety represents the most common mental illness in the population. The global market for drugs that treat anxiety was estimated at US$14.5 billion in 2003.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

Bionomics Limited

6 July 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per Jill Mashado
Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
6 July 2004

CHAIRMAN INTENDS TO RETIRE AFTER 6 YEARS IN THE ROLE

Bionomics Limited ("Bionomics") (ASX:BNO, BNOOA, US OTC:BMICY) today announced that Chairman Fraser Ainsworth had advised the Board of his intention to relinquish his Chairman's role within the next few months and that he would be retiring as a non-executive Director by the Company's Annual General Meeting in November 2004.

"Having played a significant part in the formation and early stage development of Bionomics, after 6 years as Chairman I think the time is right for me to move on. This is a fast moving, ever changing industry, and in my view Bionomics shareholders would benefit from a new face and fresh approach in the Chairman's role," said Mr Ainsworth.

"My giving notice now of this intention is to enable a search for a new Chairman to be carried out in an open and transparent way, consistent with sound corporate governance principles," Mr Ainsworth added.

Dr Christopher Henney, a fellow founding Director of Bionomics stated that, "Much has been achieved since Bionomics' formation in 1998. Bionomics is now a recognized leader in understanding the genetics of epilepsy and the processes that drive cancer growth. The company has matured from a "virtual" entity with limited internal resources to a Company characterized by substantial scientific substance and achievement, a strong management team and excellent growth prospects. Fraser Ainsworth has clearly played a significant role in facilitating this transition."

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in central nervous system disorders (CNS) and cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new

and more effective treatments for epilepsy and other CNS disorders, including anxiety.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101